

January 11, 2007

By U.S. mail and facsimile to (630) 572-8518

David F. Myers, Jr.
Executive Vice President, Chief Financial Officer, Secretary and Manager
Norcross Safety Products LLC
2001 Spring Road, Suite 425
Oak Brook, IL 60523

> **RE:** **Norcross Safety Products LLC**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 27, 2006**
>
> **File No. 333-110531**

Dear Mr. Myers:

     We have reviewed your response letter dated December 15, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2005

11. Legal Proceedings, page 56

1. We have read your response to comment 12 in our letter dated November 2, 2006 and have the following additional comments.

   - You indicate that new ownership identified and decided to negotiate participation in the JDG during its due diligence process. Provide us more specifics about this "decision". Specifically clarify why new ownership felt that there was even a need to negotiate participation in the JDG, if the $1.25 million represented new ownership's best estimate of defense and settlement costs prior to entering into negotiations with the JDG in December 2005.

- We note that in the 4th quarter of 2004 the Company engaged an independent consultant to help determine the potential exposure related to respiratory claims and based on this analysis a $1.25 million liability was recorded. You also indicate that this liability represented new ownership's best estimate of defense and settlement costs prior to entering into negotiations with JDG in December 2005. You indicate that new ownership negotiated the Company's participation in the JDG because "as time passed, it became more likely that cases brought would also involve allegations of post October 1998 exposure" and "the JDG would become more aggressive in allocating costs to the Company". Tell us why these facts were not contemplated in the Company's determination of its $1.25 million accrual as of December 31, 2004 and through the date of acquisition by new ownership.
- We note that as of December 31, 2005 Invensys had sent the Company requests for reimbursement totaling $252,000 related to settled cases in which Invensys claimed that the period of alleged exposure included periods after October 1998. Tell us the date Invensys submitted the request for reimbursement. Please address to what extent this request for reimbursement signified to the Company that their $1.25 million accrual might not be sufficient. Specifically, we do not understand why, if new ownership determined that the accrual was adequate as of the date of acquisition, it was necessary to negotiate their participation in the JDG.
- You indicate that the Company followed the guidance of SAB 61 in determining how to record the change in the liability. Please further clarify how new ownership has "demonstrated a significantly different plan in handling the liability." In this regard, it appears that the terms of the joint defense agreement simply caps your required payments of defense costs through 2008. It did not address the ultimate settlement costs for these claims or defense costs after December 31, 2008. In this regard, provide for us a comprehensive analysis of the Company's accrual as of December 31, 2004, June 30, 2005, December 31, 2005 and June 30, 2006, separately identifying for us the portion of the accrual related to the defense costs and the settlement costs. Specifically address how and why you changed any estimates to your settlement cost portion of your accrual and how and why you changed the estimates related to the defense costs. Address the appropriateness of changing your estimated settlement liability through purchase accounting.

14. Segment Data, page 58

2. We have reviewed the CODM reports supplementally provided to us in response to comment 17 in our letter dated November 2, 2006. In addition, we have noted your response to prior comment 3 which indicates that you have determined that you have three reporting units: general safety and preparedness, fire service and electric safety, and that each reporting unit represents a single operating segment. We also note that you have identified these three reporting units as your reportable segments pursuant to SFAS 131. Based on the information presented in your CODM reports, it is unclear to us why certain operations that have been identified and quantified below your three reportable segments do not represent operating segments as defined by paragraph 10 of SFAS 131. In particular, we note the North Sales Flash Report, the Norcross Sales Flash Report, and the Total Fire Group Sales Flash Report within Exhibit II – September 2006 Sales Flash Reports. These reports suggest that the CODM frequently reviews information at a level below the general safety and preparedness segment level and fire service segment level in order to assess performance and make resource allocations. As such, please address for us the discrete operations you have presented within these CODM reports and address for us why these operations are not operating segments. Identify your CODM and provide a sufficiently detailed narrative of the processes undertaken by your CODM to allocate resources and assess the performance of the segments. If, after further consideration you identify additional operating segments, address the appropriateness of aggregating them into the respective reportable segments. Provide sales and gross profit margin trends for these operations for the last five years and address any apparent inconsistencies in the trends they depict.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, Jeanne K. Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief